SEC FILE NUMBER

000-51518

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):      ☒  Form 10-K      ☐  Form 20-F      ☐  Form 11-K      ☐  Form 10-Q      ☐  Form 10D      ☐  Form N-SAR      ☐  Form N-CSR

For Period Ended:	December 31, 2008

For Period Ended:
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I REGISTRANT INFORMATION Chem Rx Corporation
Full Name of Registrant
Former Name if Applicable 750 Park Place
Address of Principal Executive Office (Street and Number) Long Beach, New York 11561
City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company was in violation of certain financial covenants under its two principal credit facilities as of December 31, 2008. Such violations have not been resolved as of the date of this notification of late filing. The continued existence of the covenant violations without cure by the Company or waiver by the lenders gives the lenders the right to declare an event of default and accelerate the maturity of the indebtedness outstanding under the facilities, although to date the lenders have not taken any such actions. The Company is in discussions with its lenders regarding possible resolution of the violations. However, the Company cannot predict when or whether a resolution of the violations will be achieved.

As of December 31, 2008, the aggregate outstanding indebtedness under the two credit facilities was approximately $124 million.

The Company is not in violation of its obligations to make payments of principal or as to interest (other than as to certain default interest) under the credit facilities, and the Company continues to make all required payments of principal and interest (other than as to such default interest) under the credit facilities, including scheduled principal payments of $500,000 per quarter, the latest of which was made on March 31, 2009. The Company believes that it has adequate working capital for the foreseeable future and that it is currently generating the cash needed to pay its operating obligations in a timely manner. However, because of the uncertainty as to a resolution of the covenant violations, the proper accounting for the credit facility indebtedness is in doubt since a failure to resolve the violations or an acceleration of the indebtedness by the lenders would require the Company to reclassify all of the indebtedness as a current liability.

Because of the above uncertainties, the Company’s consolidated financial statements as of and for the year ended December 31, 2008 have not been completed. The Company believes it will require additional time to continue to work toward a satisfactory resolution of the violations and complete and file its annual report on Form 10-K. The substantial time and resources that the Company has devoted to resolving the violations has made it impracticable for the Company to complete its annual report on Form 10-K on a timely basis.

PART IV OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification
	Steven C. Silva	(516)	889-8770
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)

	Yes ☒	No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	Yes ☒	No ☐

Due to the uncertainties relating to the Company’s indebtedness, and the Company's inability to complete its financial statements and annual report as of this date, a reasonable estimate of results of operations for the year ended December 31, 2008 cannot be made at this time.

Chem Rx Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2009	By	/s/ Jerry Silva
Chief Executive Officer